Exhibit 99.1

Scotiabank provides further update on COVID-19-related customer assistance programs

TORONTO, Oct. 14, 2020 /CNW/ - Scotiabank today is further updating the amounts outstanding under its COVID-19-related customer assistance programs, as at September 30, 2020.

"Our customer assistance programs have provided the necessary time and flexibility to allow our customers to successfully manage their finances," said Daniel Moore, Scotiabank's Chief Risk Officer. "Our deferral balances have declined substantially as expected while our customers continue to make their payments on time after their deferrals have expired. This highlights the strong underlying credit quality of our lending portfolio." Active deferral exposure was approximately 5.3% of total loans as of September 30, 2020.

The updated disclosure is available on the Bank's Investor Relations website.

Key highlights (as at September 30, 2020):

  Canadian Retail: $16.4 billion of active deferral exposure, down from $39.0 billion as of August 31, 2020. Active deferral exposure includes: mortgages of $15.1 billion, auto loans of $1.1 billion, credit cards of $50 million, and other personal loans of $125 million. Of deferrals which have expired, 98.0% of customers remain current on their payments.
  For customers whose mortgage deferrals have expired, 99.0% are current on their payments. For customers with active mortgage deferrals, approximately 40% are insured while the balance of uninsured mortgages has a weighted average FICO score of 762.
  90.0% of Canadian Personal Loan deferrals were for auto loans, reflecting Scotiabank's leading market share in automotive lending, and 93.5% of customers whose personal loan deferrals have expired remain current on their payments.
  International Retail: $8.5 billion of active deferral exposure, down from $12 billion as of August 31, 2020. 91.2% of international retail customers remain current on their payments on deferrals that have expired.
  Commercial and Small Business:
    Canada: $1.1 billion of active deferral exposure, down from $1.6 billion as of August 31, 2020.
    International: $6.6 billion of active deferral exposure, down from $7.5 billion as of August 31, 2020.

A further update will be provided as part of Scotiabank's Q4 2020 earnings release.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.2 trillion (as at July 31, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit our website and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: Philip Smith, Investor Relations, philip.smith@scotiabank.com, 416-863-2866

CO: Scotiabank

CNW 08:00e 14-OCT-20